SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

37951D 102

(CUSIP Number of Common Stock Underlying Warrants)

David M. Davis

Chief Executive Officer and Director

Global Eagle Entertainment Inc.

4553 Glencoe Avenue

Los Angeles, California 90292

310-437-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Joel L. Rubinstein, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

Tel: (212) 547-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$ 54,000,000	$ 6,955.20

*	Estimated for purposes of calculating the amount of the filing fee only. Global Eagle Entertainment Inc. (the “Company”) is offering holders of up to 15,000,000 of the Company’s $11.50 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) by tendering one Warrant in exchange for 0.333 Shares. The amount of the filing fee assumes that all 15,000,000 Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $128.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the OTC Markets on August 12, 2014, which was $10.76.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Global Eagle Entertainment Inc., a Delaware corporation (“Global Eagle” or the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), that were originally issued in the Company’s initial public offering and in a private placement to the Company’s founders in connection with the Company’s initial public offering and which have an exercise price of $11.50 per share (the “Warrants”), to receive 0.3333 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every three Warrants tendered), up to a maximum of 15,000,000 Warrants, subject to proration, as described herein. The offer is subject to the terms and conditions set forth in the Offer to Exchange Letter, dated August 13, 2014 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Global Eagle Entertainment Inc., a Delaware corporation. The address of the Company’s principal executive offices is 4553 Glencoe Avenue, Los Angeles, California 90292. The Company’s telephone number is 310-437-6000.

(b) Securities. The subject class of securities consists of Global Eagle’s outstanding Warrants. There are 22,831,263 Warrants outstanding. The Warrants are exercisable for an aggregate of 22,831,263 Shares. The actual number of Shares that will be issued will depend on the number of Warrants tendered and accepted for exchange and cancelled. If the maximum number of Warrants is tendered, an aggregate of approximately 5,000,000 Shares will be issued in connection with the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares and Warrants” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Global Eagle Entertainment Inc., 4553 Glencoe Avenue, Los Angeles, California 90292 and the telephone number for each such person is 310-437-6000.

Name	Position
David M. Davis	Chief Executive Officer and Director
Michael Zemetra	Acting Chief Financial Officer*
Edward L. Shapiro	Chairman of the Board of Directors
Louis Bélanger-Martin	Director
Jeffrey E. Epstein	Director
Jeffrey A. Leddy	Director
Robert W. Reding	Director
Jeff Sagansky	Director
Harry E. Sloan	Director

* Effective as of August 15, 2014.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. Other than Warrants held by Harry E. Sloan and Jeff Sagansky, each a director of the Company, to the Company’s knowledge, no officer or director of the Company holds Warrants. See Item 8(a) herein for more information. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Officers and the Company” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The securities will be retired and cancelled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exchange of each Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of 0.3333 shares of the Company’s common stock.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers and the Company” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers and the Company” is incorporated herein by reference. To the Company’s knowledge, after reasonable inquiry, none of its officers or directors engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth under Section 13 “The Financial Advisor,

Information Agent and Depositary” and Section 14 “Fees and Expenses” in the Offer to Letter is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth on pages ii-iii of the Offer Letter.

Item 10.	Financial Statements.

(a) Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2014 and amended on March 26, 2014 (the “Form 10-K”), and (ii) the Company’s financial results for the period ended June 30, 2014, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov and on the Company’s website at http://www.globaleagleent.com/. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index included following the Signature page is incorporated by reference herein.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL EAGLE ENTERTAINMENT INC.

By:	/s/ David M. Davis
Name:	David M. Davis
Title:	Chief Executive Officer and Director

Date: August 13, 2014

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated August 13, 2014.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 25, 2014 and amended on March 26, 2014, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014, incorporated herein by reference.

(a)(5)(C)	Press release.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-172267), filed with the SEC on May 11, 2011).

(d)(2)	Form of Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-172267), filed with the SEC on April 6, 2011).

(d)(3)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-172267), and included as an exhibit in the Warrant Agreement, filed with the Securities and Exchange Commission on March 21, 2011).

(d)(4)	Amended and Restated Registration Rights Agreement among the Company and certain holders party thereto, dated January 31, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on February 6, 2013).

(d)(5)	Amendment No. 1 to the Amended and Restated Registration Rights Agreement among the Company and certain holders party thereto, dated October 21, 2013 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on October 21, 2013).

(d)(6)	Waiver dated March 29, 2013 by Global Eagle Acquisition LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35176) filed with the SEC on March 29, 2013).

(d)(7)	Separation Agreement and General Release, dated July 9, 2014, by and between Global Eagle Entertainment Inc. and John LaValle (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35176) filed with the SEC on July 15, 2014).

(d)(8)	Voting Rights Waiver Agreement between the Company and Putnam Investment Management, LLC, dated October 21, 2013 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-35176), filed with the SEC on October 21, 2013).

(d)(9)	Tender Support Agreement, dated August 13, 2014, between the Company and Harry E. Sloan.

(d)(10)	Tender Support Agreement, dated August 13, 2014, between the Company and Jeff Sagansky.

(g)	Not applicable.

(h)	Not applicable.